1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

January 20, 2015

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mark A. Cowan

Re:	The Charles Schwab Family of Funds (File Nos. 33-31894 and 811-5954) (the “Registrant”)

Dear Mr. Cowan:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 88 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 89 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on November 20, 2014. PEA No. 88 relates to the establishment of “Purchased Shares” as a new share class of the Schwab Government Money Fund (the “Fund”), an existing series of the Registrant. The SEC staff’s comments were provided by you to Stephen T. Cohen and Derek B. Wu of Dechert LLP in a telephonic discussion on December 9, 2014.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 88, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: The fee table in the prospectus contains a footnote indicating that the Fund will be subject to a contractual expense limitation agreement. However, the fee table does not include a caption showing the amount of the expense reimbursement or fee waiver and a second caption showing the Fund’s net expenses after subtracting the fee reimbursement or expense waiver from the total fund operating expenses. Please either remove the footnote or insert the two captions in the fee table.

Response: Because the Purchased Shares Class of the Fund will not be subject to a contractual expense limitation agreement, the Registrant has removed the footnote.

2.	Comment: Please consider clarifying the “Regulatory Risk” disclosure in the “Principal risks” section of the prospectus.

Response: The Registrant has clarified the disclosure as follows (new language underlined and deleted language ~~struck-through~~):

Regulatory Risk. The Securities and Exchange Commission (SEC) recently adopted changes to the rules that govern SEC-registered money market funds. ~~The SEC has also proposed additional rule changes that have yet to be finalized.~~ These rule changes include: (i) allowing money market funds to impose liquidity fees and redemption gates when their liquidity levels fall below certain thresholds; (ii) requiring money market funds that do not qualify as “retail” or “government” money market funds to operate with a floating share price; (iii) imposing new disclosure and reporting requirements; and (iv) enhancing portfolio diversification requirements. The compliance dates for these rule changes vary, ranging from mid-2015 for certain new reporting requirements to October 2016 for the new liquidity fees, redemption gates and floating share price requirements. The SEC has also proposed additional rule changes that, if adopted, will impact how SEC-registered money market funds may use nationally recognized statistical rating organizations for the purposes of determining the credit quality of their investments. These regulatory developments may affect the fund’s investment strategies, performance, yield and operating expenses. As of the date of this prospectus, the fund’s investment adviser is evaluating the potential impact of these regulatory changes and will provide updates as future compliance deadlines approach.

3.	Comment: The “Performance” section of the prospectus provides that the “bar chart and table below present information for the fund’s Sweep Shares” (emphasis added). However, the “Sweep Shares” class of shares is not listed as a share class of the Fund under the SEC’s Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system. Please update the name of the Sweep Shares on the EDGAR system.

Response: The Registrant has updated the class identifiers on EDGAR so that the “Sweep Shares” class of shares is correctly listed as a share class of the Fund.

4.	Comment: Please consider revising the disclosure in the “Fund details” section of the prospectus to clarify the recent developments relating to the rules that govern SEC-registered money market funds.

Response: The Registrant has clarified the disclosure as follows (new language underlined and deleted language ~~struck-through~~):

The SEC recently adopted changes to the rules that govern SEC-registered money market funds. The SEC has also proposed ~~proposed~~ additional rule changes that, if adopted, will impact how SEC-registered money market funds may use nationally recognized statistical rating organizations for the purposes of determining the credit quality of their investments ~~have yet to be finalized~~. These changes may affect the Fund’s investment strategies, performance, yield and operating expenses. The fund’s investment adviser is evaluating the potential impact of these regulatory changes and will provide updates as future compliance deadlines approach.

5.	Comment: Please confirm that the reference to “Sweep Shares” in the “Additional policies affecting your investment” section of the prospectus is correct.

Response: The Registrant confirms that the reference to “Sweep Shares” in the “Additional policies affecting your investment” section of the prospectus is correct.

6.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	the SEC staff comments or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

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Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen

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